Exhibit 99.2

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual Meeting of Shareholders

and

Information Circular

May 18, 2016

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	2

INFORMATION CIRCULAR	3

VOTING AND PROXIES	3
BUSINESS OF THE MEETING	7
Receipt of Financial Statements	7
Election of Directors	7
Appointment and Remuneration of Auditors	9
STATEMENT OF EXECUTIVE COMPENSATION	10
Composition and Mandate of the Compensation Committee	10
Compensation Discussion and Analysis	11
Performance Graph	18
Compensation of Executive Officers	19
Pension Plan Benefits	22
Employment Contracts with Named Executive Officers	22
Estimated Termination Payments	23
Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements	24
Compensation of Directors	24
Securities Authorized For Issuance Under Equity Compensation Plans	26
Indebtedness of Directors and Executive Officers	31
OTHER INFORMATION	31
Interest of Informed Persons in Material Transactions	31
Corporate Governance Practices	31
Shareholder Proposals	31
Additional Information	31
Approval of Information Circular	32

SCHEDULE A – CORPORATE GOVERNANCE PRACTICES

APPENDIX A – BOARD MANDATE

May 18, 2016

INVITATION TO SHAREHOLDERS

On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual Meeting of shareholders. The meeting will be held at the 6th Floor Boardroom, 1441 Creekside Drive, Vancouver, British Columbia, Canada on June 21, 2016 at 9:30 a.m. (Vancouver Time).

At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We would very much value your support on these proposals. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your common shares to ensure that your common shares are voted at the meeting in accordance with your wishes.

The meeting will provide you with a forum to learn more about our 2015 performance and hear first-hand about our current activities and plans for the future. It will also provide you with an excellent opportunity to meet Cardiome’s senior management and ask them your questions.

I hope that you will attend the meeting and I look forward to seeing you there.

Sincerely,
W. James O’Shea

“W. James O’Shea”

Chairman
Cardiome Pharma Corp.

CARDIOME PHARMA CORP.

1441 Creekside Drive
6th Floor	Toll Free: 1 800 330 9928
Vancouver BC	Web: www.cardiome.com
Canada V6J 4S7

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CARDIOME PHARMA CORP.
1441 Creekside Drive, 6th floor
Vancouver, B.C. V6J 4S7

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at the 6th Floor Boardroom, 1441 Creekside Drive, Vancouver, British Columbia, Canada, on June 21, 2016 at 9:30 a.m. (Vancouver Time), for the following purposes:

(1)	to receive the financial statements of the Corporation for the year ended December 31, 2015 and the report of the auditors thereon;

(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;

(3)	to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of the Corporation and to authorize the directors to fix the auditors’ remuneration; and

(4)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Corporation have fixed the close of business on May 17, 2016 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 18th day of May 2016.

By Order of the Board of Directors

“W. James O’Shea”

W. James O’Shea
Chairman

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1441 Creekside Drive, 6th floor
Vancouver, B.C. V6J 4S7

ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of May 18, 2016.

VOTING AND PROXIES

Solicitation of Proxies

This management information circular (“Information Circular”) is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Annual Meeting of the Corporation to be held at the 6th Floor Boardroom, 1441 Creekside Drive, Vancouver, British Columbia, Canada, on June 21, 2016 at 9:30 a.m. (Vancouver Time) (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares (the “Common Shares”) of the Corporation in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation. Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual Meeting of Shareholders (the “Notice”). The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is entitled to vote?

Only registered holders of Common Shares (“Registered Shareholders”) on May 17, 2016 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of May 18, 2016, there were 20,356,848 Common Shares outstanding. To the knowledge of the directors and senior officers of the Corporation, as of the date hereof, Westfield Capital Management Company, L.P. beneficially owned approximately 3,955,392 Common Shares, Putnam Investment Management, LLC beneficially owned approximately 2,287,722 Common Shares and Clough Capital Partners L.P. beneficially owned approximately 2,044,653 Common Shares representing approximately 19%, 11% and 10%, respectively, of the outstanding voting rights of the Corporation.

Can I vote Common Shares that I acquired after May 18, 2016?

Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.

How to vote

If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote in person at the Meeting or you can vote by proxy.

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Voting by Proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or you can let your proxyholder choose for you. If you appoint a proxyholder, you may revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person (see “Revoking a Proxy”).

Voting in Person

Registered Shareholders who wish to attend the Meeting and to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

Many owners of Common Shares are “non-registered shareholders”. Non-registered shareholders are those shareholders whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received (i) from the Corporation or its agent a request for voting instructions or (ii) from your intermediary either a request for voting instructions or a proxy form. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.

The documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.

Non-Objecting Beneficial Owners

If you are a NOBO, a request for voting instructions from the Corporation or its agent is included with these materials.

These security holder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.

Objecting Beneficial Owners

If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

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Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Registered Shareholders may use the enclosed form of proxy or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your Common Shares in their discretion.

Appointing a Proxyholder

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose any person or company you want to be your proxyholder. It does not have to be another shareholder or the person designated in the enclosed form. Simply fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.

If you leave the space on the proxy form blank, either W. James O’Shea or Jennifer Archibald, both of whom are named in the form, are appointed to act as your proxyholder. Mr. O’Shea is the Chairman of the Board of Directors (the “Board”), and a director of the Corporation, and Ms. Archibald is the Chief Financial Officer of the Corporation.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 (toll-free) and received no later than 48 hours prior to the Meeting or any adjournment thereof.

How will my Common Shares be voted if I give my Proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote or withhold from voting your Common Shares for you at the Meeting in accordance with your instructions. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. O’Shea or Ms. Archibald has been appointed as proxyholder, your Common Shares will be voted IN FAVOUR of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

Revoking a Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy (i) by clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or fax to 1-866-249-7775 (toll-free), or to the registered office of the Corporation, Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Attention: Joseph Garcia, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do

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not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.

Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.

Cost of this Solicitation of Proxies

The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.

Who counts the votes?

The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

If you have any inquiries, the transfer agent, Computershare Trust Company of Canada, can be contacted as follows:

Mail:	Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Telephone:	1-800-564-6253 (toll-free)
1-514-982-7555
Fax:	1-866-249-7775 (toll-free)

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BUSINESS OF THE MEETING

Receipt of Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2015 and the auditors’ report thereon will be placed before shareholders at the Meeting.

Election of Directors

The Articles of Amalgamation of the Corporation provide that the Corporation shall have a minimum of three and a maximum of twenty directors. The Board of Directors presently consists of seven directors and it is intended to elect six directors for the ensuing year. One director, Harold H. Shlevin, has chosen not to stand for re-election at the Meeting.

Each director of the Corporation is elected annually and holds office until the next annual meeting of the Corporation unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees. The Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting. If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Board. The Governance and Nominating Committee (the “GN Committee”) will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation. The Board must take formal action on the GN Committee’s recommendation within 90 days of the date of the applicable shareholders meeting and announce its decision by press release. The policy does not apply in circumstances involving contested director elections.

Effective May 17, 2013, the Board adopted an advance notice policy regarding the nomination of directors. Following shareholder approval on June 28, 2013, the advance notice policy was incorporated into the by-laws of the Corporation (the “Advance Notice Provision”). The purpose of the Advance Notice Provision is to provide shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice Provision is the framework by which the Corporation seeks to fix a deadline by which registered or beneficial holders of Common Shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form. The Advance Notice Provision provides that only persons who are nominated (i) by or at the direction of the Board, (ii) by or at the direction or request of one or more shareholders pursuant to a proposal or requisition made in accordance with the provisions of the CBCA, or (iii) by any person who, at the close of business on the notice date and on the record date for notice of such meeting, is entered in the central securities register as a holder of shares carrying the right to vote at such meeting or who beneficially owns shares carrying the right to vote at such meeting and provides evidence of such beneficial ownership to the Corporation, and who complies with the notice procedures set forth in the Advance Notice Provision shall be eligible for election as directors of the Corporation. The Advance Notice Provision further provides that in the case of an annual general meeting, notice to the Corporation must be given no less than 30 nor more than 60 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. For special meetings that are not also an annual meeting, notice to the Corporation must be made no later than the close of business on the 10th day following the day on which the first public announcement of the date of the special meeting was made. The Board may, in its sole discretion, waive any requirement of the Advance Notice Provision.

The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years (or longer), the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at May 18, 2016.

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Name, Province/State and Country of Residence(1)	Position with the Corporation and Date the Individual Became a Director	Present Principal Occupation and Principal Occupation for Five Preceding Years(1)	No. of Common Shares Beneficially Owned, Controlled or Directed(1)(2)	No. of Securities Underlying Unexercised Stock Options(1)
Richard M. Glickman(3) (4) (7) British Columbia, Canada	Director December 11, 2006	Retired (July 2007 to present)	Nil	50,000
W. James O’Shea(3) (4) Massachusetts, United States	Director June 17, 2014	Retired (September 2007 to present)	Nil	33,974
William L. Hunter, MD, MSc.(6) British Columbia, Canada	Director June 11, 2007	President and Chief Executive Officer, Cardiome Pharma Corp. (July 2012 to present); President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc. (1997 to October 2011)	560,000	633,000
Mark H. Corrigan, MD(3)(5) Massachusetts, United States	Director June 22, 2015	Chairman of the Board, Epirus Pharmaceuticals (July 2014 to present); Chief Executive Officer, Zalicus, Inc. (January 2010 to June 2014)	Nil	14,000
Arthur H. Willms(4)(5) British Columbia, Canada	Director June 22, 2015	Retired (2009 to present)	Nil	14,000
Robert J. Meyer Virginia, United States	Director September 25, 2015	Director for Translational and Regulatory Sciences at the University of Virginia School of Medicine (March 2013 to present); VP of Global Regulatory Strategy, Policy, and Safety at Merck, Sharpe and Dohme (January 2008 to January 2013)	Nil	10,100

Notes:

(1)	This information has been provided by the respective nominee as of May 18, 2016.
(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.
(3)	Member of the GN Committee. Dr. Corrigan is the Chair of the GN Committee.
(4)	Member of the Audit Committee. Mr. Willms is the Chair of the Audit Committee.
(5)	Member of the Compensation Committee. Dr. Shlevin is the Chair of the Compensation Committee. He has chosen not to stand for re-election.
(6)	Dr. Hunter was appointed President and Chief Executive Officer in July 2012.
(7)	Dr. Glickman is the Lead Independent Director.

The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.

To the best knowledge of management of the Corporation, no proposed director of the Corporation:

(a)	is, as at the date of this Information Circular, or has been, within the ten years before, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)	was subject to an event that resulted, after the proposed director ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings,

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arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director,

except in respect of the following companies:

•	Angiotech and each of the following subsidiaries: 0741693 B.C. Ltd. and Angiotech International Holdings Corp. (the “Angiotech Canadian Subsidiaries”) and Angiotech Pharmaceuticals (US), Inc., American Medical Instruments Holdings Inc., NeuColl Inc., Angiotech BioCoatings Corp., Afmedica Inc., Quill Medical Inc., Angiotech America Inc., Angiotech Florida Holdings Inc., B.G. Sulzle Inc., Surgical Specialties Corporation, Angiotech Delaware Inc., Medical Device Technologies Inc., Manan Medical Products Inc. and Surgical Specialties Puerto Rico Inc. (the “Angiotech U.S. Subsidiaries”). On January 28, 2011, Angiotech, the Angiotech Canadian Subsidiaries and the Angiotech U.S. Subsidiaries voluntarily filed a petition under the CCAA in the Supreme Court of British Columbia to implement a proposed recapitalization transaction. On January 31, 2011, the Angiotech U.S. Subsidiaries filed a voluntary petition under Chapter 15 of Title 11 of the United States Code to obtain recognition and enforcement in the United States for certain relief granted in the CCAA proceedings, and to obtain assistance of the United States courts to the Supreme Court of British Columbia in effectuating the proposed recapitalization. Dr. Hunter was the president and chief executive officer and a director of Angiotech until October 2011, and Mr. Willms was a director of Angiotech until May 2011.

To the best knowledge of management of the Corporation, none of the proposed directors of the Corporation have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment and Remuneration of Auditors

On April 21, 2006, the Board resolved that KPMG LLP, Chartered Accountants (“KPMG”) be appointed as auditor of the Corporation. KPMG will be nominated at the Meeting for appointment as auditor of the Corporation at remuneration to be fixed by the directors. KPMG is located at 4th Floor, 777 Dunsmuir Street, Vancouver, British Columbia.

There have been no reportable events between the Corporation and KPMG for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations.

Principal Accountant Fees and Services

The following table sets out the fees billed to the Corporation by KPMG for professional services for the financial years ended December 31, 2015 and December 31, 2014. During 2015 and 2014, KPMG was the Corporation’s only external auditor:

	December 31, 2015	December 31, 2014
Audit Fees(1)	$583,300	$604,900
Tax Fees(2)	$42,200	$70,900

Notes:

(1)	Audit fees consist of fees for the audit and interim reviews of the Corporation’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)	Tax fees include tax compliance, tax planning, tax advice and various taxation matters.

Pre-Approval Policies

In accordance with the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by KPMG for the year ended December 31, 2015 were pre-approved by the Audit Committee. It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the Audit Committee.

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STATEMENT OF EXECUTIVE COMPENSATION

Composition and Mandate of the Compensation Committee

The Compensation Committee of the Board consists of Dr. Shlevin (Chair), Dr. Corrigan and Mr. Willms. The Compensation Committee was most recently formed in June 2014 when the Governance, Nominating and Compensation Committee (“GNC Committee”) was separated into the GN Committee and the Compensation Committee. The GNC Committee was previously formed in July 2012 when the Corporate Governance Committee, the Nomination Committee and the Compensation Committee were consolidated into a single committee having been three separate committees prior to that date.

Dr. Shlevin was appointed to the Compensation Committee in July 2006, served as Chair of the GNC Committee until its separation in June 2014 and continues to serve as the Chair of the Compensation Committee. Dr. Corrigan and Mr. Willms were appointed to the Compensation Committee on June 22, 2015.

All members of the Compensation Committee are independent directors. The Compensation Committee is charged, on behalf of the Board, amongst other matters, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based. The Compensation Committee also has the mandate to annually review the Corporation’s compensation policies and practices to consider whether they are aligned with the Corporation’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to material risks to the Corporation, or otherwise affect the risks faced by the Corporation and management of those risks.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

•	Harold H. Shlevin, the Chair of the Compensation Committee, is the Chief Operating Officer of Galectin Therapeutics Inc. Dr. Shlevin was Head of the Advanced Technology Development Centre – Biosciences and Start-Up Company Catalyst in the Enterprise Innovation Institute of the Georgia Institute of Technology between November 2009 and September 2012. Prior to that, Dr. Shlevin was Head of Operations and Commercial Development at Altea Therapeutics Corporation (October 2008 to November 2009), President and Chief Executive Officer of Tikvah Therapeutics Inc. (June 2006 to July 2008), Global Senior Vice President, Regulatory, Safety and Quality and External Affairs (January 2006 to May 2006) and President and Chief Executive Officer (May 2000 to December 2005) at Solvay Pharmaceuticals, Inc. In prior executive roles, Dr. Shlevin participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and oversaw, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Shlevin’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives.

•	Mark H. Corrigan was formerly the Chief Executive Officer of Zalicus Inc., prior to its merger with Epirus Biopharmaceuticals Inc. In prior executive roles, Dr. Corrigan participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and oversaw, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Corrigan’s executive leadership roles, he has had direct experience in performance management of executive, senior level and rank and file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Dr. Corrigan is also the Chair of the Corporation’s GN Committee.

•	Arthur H. Willms was the President and Chief Operating Officer of Westcoast Energy Inc. In prior executive roles, Mr. Willms participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and oversaw, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Mr. Willms’ executive leadership roles, he has had direct experience in performance management of executive, senior level and rank and file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in

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establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Mr. Willms is also the Chair of the Corporation’s Audit Committee.

Compensation Discussion and Analysis

Compensation Program and Strategy

The success of the Corporation depends on the talent and efforts of its employees and the leadership and performance of its executives. The Corporation believes that it is in the shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.

The Compensation Committee is charged, on behalf of the Board of Directors, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. As described below, the Compensation Committee approves the compensation of each of our Named Executive Officers (“NEOs”). In 2015, our NEOs were:

1.	Dr. William Hunter, President and Chief Executive Officer
2.	Ms. Jennifer Archibald, Chief Financial Officer
3.	Ms. Sheila Grant, Chief Operating Officer
4.	Mr. Hugues Sachot, Senior Vice President, Sales
5.	Mr. David McMasters, Corporate General Counsel

The Corporation’s executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business, (ii) provide a strong incentive for executives and key employees to work toward achievement of the Corporation’s goals and strategic objectives and (iii) ensure that the interests of management and shareholders of the Corporation are aligned. To further these objectives, the Compensation Committee designs pay and performance systems that reflect the level of job responsibility, and incumbent specific considerations while aligning the Corporation’s compensation programs with those of similarly complex specialty pharmaceutical, and biotechnology companies. It also aligns pay-for-performance-based compensation programs to the achievement of objectives that will drive future success and enhance shareholder value by linking a significant portion of executive annual awards to overall corporate performance and attainment of specific value enhancing goals.

The Corporation’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity-based compensation, currently consisting of grants of incentive stock options and restricted share units (“RSUs”) or phantom share units for executive officers residing in France.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies, particularly pharmaceutical and biotechnology companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of the Corporation’s goals and strategic objectives, reward the achievement of short-term and long-term goals and objectives of the Corporation, and to better align the compensation of the Chief Executive Officer, other executives and key employees with the long-term interests of shareholders. They are awarded annually on a discretionary basis by the Board, based on the recommendations of and subjective assessment by the Compensation Committee, regarding the Corporation’s success in creating shareholder value, and the achievement by the Corporation and the executives of various objectives. The short-term incentive portion of compensation, payable in cash, is determined following the end of each financial year and is designed to motivate and reward executives for the achievement of the Corporation’s short-term goals and objectives. The Corporation’s equity-based compensation, currently payable by the grant of incentive stock options and RSUs, is awarded on a prospective, going-forward basis, to motivate and reward executives for the achievement of long-term performance of the Corporation and to retain key employees, rather than as compensation for performance in the prior year. In general, past discretionary awards of stock options are taken into account when making discretionary awards of stock options or RSUs in subsequent years. In addition, such awards may be made in situations where the Compensation Committee determines the

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executive compensation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies and that equity-based compensation for certain executives and other employees should be increased, in order to assist the Corporation to retain and attract key executive talent, and to further align the compensation of the executive officers and other key employees with the long-term interests of shareholders. The Corporation’s incentive stock option plan is described in more detail below. The Corporation does not have a formal policy for allocating between long-term and currently paid compensation or for allocating between cash and non-cash compensation or among different forms of compensation. The Compensation Committee responds to current circumstances when determining the pay mix each year.

Role of Executive Officers in Compensation Decisions

The Compensation Committee assesses the performance of the Chief Executive Officer and makes recommendations to the Board, and the Board makes all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance, assessment and compensation of the other executive officers, and makes recommendations to the Board for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the Compensation Committee and the Board and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.

Setting Executive Compensation

Performance goals are typically determined early in the year for each executive officer, and relate to matters which assist and help facilitate the Corporation’s overall strategic goals and objectives. These performance goals are assessed by the Compensation Committee and can be altered at the discretion of the Compensation Committee, if appropriate, due to changes in business factors or conditions.

In general, the Corporation annually determines the corporate objectives for each year during the first quarter of the fiscal year. Following the end of the year, the Compensation Committee assesses such objectives and, based on such assessment, the Compensation Committee determines an aggregate incentive value for each executive officer. The Compensation Committee then recommends to the Board discretionary awards of annual cash incentive bonuses, discretionary grants of stock options under the Incentive Stock Option Plan and discretionary grants of RSUs under the Restricted Share Unit Plan (“RSU Plan”) for the Chief Executive Officer and other executive officers of the Corporation.

The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the Compensation Committee and the Board, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that the compensation of the Corporation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies, the Compensation Committee may determine to award equity-based compensation to assist the Corporation in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The Compensation Committee and the Board may also, in their discretion, adjust weighting to objectives for the Chief Executive Officer or other executives, and, in their discretion, determine to award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Corporation to achieve its goals and strategic objectives and create shareholder value. Factors that the Compensation Committee and Board may consider, among other things, in exercising such discretion, include risk management and regulatory compliance, performance of executive officers in managing risk and whether payment of the incentive compensation might present or could give rise to material risks to the Corporation or otherwise affect the risks faced by the Corporation, and management of those risks.

As part of its review of management compensation and incentive programs, the Compensation Committee periodically retains external independent consultants to review and provide benchmark data of a comparator group of publicly listed companies. Such comparator groups usually include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately ½ to 2 times the Corporation’s market capitalization that represent companies within the same industry and of a similar size, geographic reach, ownership structure, complexity and business characteristics as the Corporation so as to be appropriate for purposes of benchmarking executive compensation and assessing whether the Corporation’s executive compensation is competitive, in the interest of attracting and retaining key executives. In assessing the general competitiveness of the compensation of the Corporation’s Chief Executive Officer, Chief Financial Officer and the

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Corporation’s three other most highly compensated NEOs, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long term incentives) relative to a comparator group.

In 2014, the Compensation Committee engaged Mercer, a Marsh & McLennan company, to assist in a comprehensive benchmarking analysis on the total direct compensation (base salary, annual short and long-term incentives) for the NEOs. The Compensation Committee considered the advice from Mercer, where appropriate, but also performed its own assessment of competitive compensation requirements to establish the total direct compensation for the NEOs for 2015. It is likely that the Corporation’s executive compensation strategy, programs and arrangements for executives and non-management directors will continue to evolve and be revised in the future as a result of further periodic reviews and assessments by the Compensation Committee and changes in circumstances of the Corporation.

Executive Compensation-Related Fees

In addition to the consulting services provided by Mercer, management may in certain years purchase Mercer’s annual compensation survey for use in assisting in the compensation review of non-executive officers. The Compensation Committee mandate requires that the Compensation Committee must pre-approve other services Mercer or any of its affiliates, or other compensation consultants that may be retained by the Compensation Committee, provide to the Corporation at the request of management. Mercer was first retained to provide compensation services to the Corporation or the Compensation Committee in 2007. The Compensation Committee understands that Mercer has established safeguards to maintain the independence of its executive compensation consultants which include compensation protocols, internal reporting relationships and formal policies to prevent potential conflicts of interest. Fees billed by Mercer, or any of its affiliates, for services relating to director and executive compensation provided by Mercer in 2015 were $20,050 (2014 - $42,280).

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Corporation’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

2015 Executive Compensation Elements

For the year ended December 31, 2015, the principal components of compensation for the Corporation’s NEOs were: base salary, annual cash incentive bonus program and equity-based incentive program.

In general, the Corporation targets to achieve competitive compensation based on a comparator group. Individual elements comprise base salary, total cash compensation (base salary plus short-term incentive pay), and total direct compensation (total cash compensation plus long-term incentive awards). The elements of compensation are targeted to be approximately at the 50th percentile of the comparator group when applicable, in the discretion of the Compensation Committee. However, the Compensation Committee exercises discretion in adjusting individual components of compensation with a goal of total direct compensation approximating the 50th percentile of the comparator group.

Base Salary

The base salary levels for the NEOs are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries are determined after considering the salary levels of other executives with similar responsibilities and experience and comparing salary levels of comparable executives at comparable companies, with particular emphasis on pharmaceutical and biotechnology companies. The salaries of the NEOs, other than the Chief Executive Officer, are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year. The salaries for the NEOs are approved by the Board based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.

Annual Cash Incentive Bonus Program

The annual cash incentive bonus program generally provides a performance-based cash incentive to NEOs. The program awards for individual performance that leads to the achievement of annual corporate objectives.

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The executive officers, in the discretion of the Compensation Committee and the Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value for each of the NEOs varies, and ranges between 40% to 100% of base salary. However, the actual annual cash incentive bonus that each NEO receives can be higher or lower than the target value based on the formula for determining the amount of actual annual cash incentive bonus that each NEO may be entitled to under the program, and which may be subject to, and in the discretion of the Compensation Committee and the Board, further adjustments.

The formula for determining the amount of annual cash incentive bonus value that each NEO may be entitled to receive was generally as follows:

Base Salary	x	Bonus Target %	x	Corporate Performance	x	Individual Performance
				Result		Result

At the beginning of 2015, key corporate objectives were set by the Board of Directors to represent a broad range of activities that span the Company’s global business. The 2015 corporate objectives were as set out on the table below. Commercial objectives were weighted at 35%, operational objectives at 20%, finance objectives at 10%, business development objectives at 30% and corporate/human resources objectives at 5%. The weights are intended to reflect the relative priority, importance and impact of each objective on the Company’s success. Objectives are set with targets that represent significant “stretch” goals for the organization. Each objective is also assigned a minimum achievement target and a maximum achievement target.

After the year-end results are compiled, performance relative to the corporate objectives is measured to determine a “corporate performance result.” If an objective is achieved on target, the performance result is 100% and the annual bonus pool is funded at 100% for that objective. If the minimum achievement target is not met for an objective, the annual bonus pool will not be funded for that objective. If the minimum achievement target is met, the annual bonus pool will be funded at 50% of the target bonus pool for that objective. If the maximum achievement level is met, the annual bonus pool will be funded up to 150% of the target bonus pool for that objective. The Board of Directors gives consideration to how challenging each goal was and considers other business, commercial and organizational factors that may have impacted achievement of the goals in arriving at its final assessment of the corporate performance result.

The individual performance result is based on each NEO’s achievement of his functional and individual goals (set at the beginning of each year) and demonstrated leadership competencies as assessed by the Chief Executive Officer and Compensation Committee. The CEO’s individual goals are generally the same as the corporate objectives. The other NEOs functional and individual goals contain a spectrum of commercial, financial, technical, scientific and special project goals specific to the NEO’s area of responsibility. The Compensation Committee and CEO do not use quantitative targets and formulas to assess individual executive performance. The Compensation Committee determines the individual performance result of the Chief Executive Officer and approves the recommendations made by the Chief Executive Officer for the individual performance result of the other NEOs.

The amount determined pursuant to the formula was intended to be guidance for the Compensation Committee’s consideration. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

For 2015, the objectives and relative achievements of those objectives were:

Area	Goal	Weighting	Measurement	Corporate Performance Result
Commercial	Product revenue targets	35%	Internal metrics	25%
Operations	Initiate Vernakalant (IV) trial in the United States and achieve orphan status for Vernakalant (Oral)	20%	Various target dates	15%
Finance	Capital raise	10%	Internal metrics	10%
Business development	Add one commercial product and one pipeline product	30%	Internal metrics	30%
Human resources	Build management team	5%	Internal metrics	5%

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The 2015 corporate performance result was determined by the Compensation Committee after reviewing the results for each 2015 objective. Results for the finance, business development and human resources objectives were on target; however, results for the commercial and operational objectives did not meet target thresholds. The Compensation Committee determined that an 85% score appropriately reflected the Company’s overall corporate performance result against its targeted achievement level.

For 2015, the Compensation Committee awarded the NEOs an incentive bonus of 70% of their individual bonus targets. The NEOs have elected to defer the payout of their 2015 incentive bonuses to a later date to be determined by the Compensation Committee.

The NEOs will receive cash incentive bonuses for 2015 in the amounts set out in the following table.

Summary Of Executive Cash Incentive Bonuses For 2015 Fiscal Year

Employee	Base Salary(1)	Cash Bonus
William Hunter	$669,500	$468,650
Jennifer Archibald	$325,000	$91,000
Sheila Grant	$290,000	$81,200
Hugues Sachot	$425,460(2)	$119,129(2)
David McMasters	$383,610(3)	$107,411(3)
Total	$2,093,570	$867,390

(1)	Reflects annual base salaries in effect in 2015. All dollar amounts are reflected in Canadian dollars.
(2)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = Cdn $1.4182, being the annual average of the Bank of Canada rates for 2015
(3)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.2787, being the annual average of the Bank of Canada rates for 2015.

The Compensation Committee determined, and the Board accepted and approved, a cash incentive bonus pool in the amount of $732,855 in respect of 2015 that may be paid to the Corporation’s non-executive employees at the discretion of the Chief Executive Officer. The Corporation has a discretionary bonus plan for non-executive employees. The non-executive employees, in the discretion of the Compensation Committee and the Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value is based upon the achievement of corporate objectives approved by the Board and the individual performance of each non-executive employee. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

Equity-Based Incentives

The Board and the Compensation Committee believe that in order to (i) assist the Corporation in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Corporation, (ii) create a greater commonality of interests between such employees and directors and the shareholders of the Corporation through incentive compensation based on the value of the Corporation’s Common Shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Corporation through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. The Corporation’s equity-based compensation currently is made in the form of stock options granted under the Incentive Stock Option Plan and RSUs granted under the RSU Plan.

The Corporation does not have share ownership guidelines or share retention requirements for directors or executive officers. The Corporation does not have a policy which prohibits executive officers or directors purchasing financial instruments for the purpose of hedging or offsetting a decrease in market value of the Corporation’s equity securities. None of the NEOs or directors purchased any such instruments during the most recently completed financial year or hold any such instruments.

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The Compensation Committee and the Board remain committed to the motivation and reward of executives for the long-term performance of the Corporation and the retention of key employees of the Corporation and will continue to seek ways to assure the alignment of the Corporation’s compensation program and strategy with shareholder interests.

Incentive Stock Option Plan

The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2006, September 2007, May 2010, June 2013 and June 2014. Under the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations and periodic review of the Compensation Committee, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries. The exercise price of options granted under the Incentive Stock Option Plan is established at the time of grant and must be not less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant. Options granted prior to July 27, 2007 must be exercised no later than six years after the date of the grant and options granted after July 27, 2007 must be exercised no later than five years after the date of grant, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. The vesting terms of options are established at the time of grant. For a more complete description of the Incentive Stock Option Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans – Incentive Stock Option Plan”.

As described above, the Corporation makes annual grants of options under the Incentive Stock Option Plan on a prospective, going-forward basis. The options granted to executive officers and other key employees are typically granted by the Board, based on the recommendations of the Compensation Committee. In addition, grants of options are also made to non-management directors. In determining whether or not to make option grants, the Board, the Compensation Committee and the Chief Executive Officer take into account previous and other awards of equity-based compensation to the grantees and others. In granting options both to executive officers and other employees, as well as non-management directors, the Board, based on the recommendations of the Compensation Committee, determines the value that the Board wishes to grant as equity-based compensation and then determines the number of the options to be granted based on the estimated fair value of the options. The fair value of the options is calculated based on a standard Black-Scholes-Merton model, which the Compensation Committee and the Board conclude produces a meaningful and reasonable estimate of fair value.

The number of stock options granted to the NEOs in 2015 was as follows:

William Hunter	130,000
Jennifer Archibald	32,700
Sheila Grant	32,700
Hugues Sachot	32,700
David McMasters	32,700

RSU and Phantom Share Unit Plan

The RSU Plan was approved by shareholders of the Corporation on May 9, 2014. Pursuant to the RSU Plan, the Board may, in its discretion, award RSUs to directors, employees and eligible consultants of the Corporation or any of its subsidiaries. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

The RSU Plan was established to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the issuance of share units to participants under the plan, to better align the interests of participants with the long-term interests of shareholders.

A Phantom Share Unit Plan (“PSU Plan”) was established to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the PSU Plan to achieve important corporate and personal objectives and, through the issuance of Phantom Share Units (“PSUs”) to participants under the PSU Plan, to better align the interests of participants with the long-term interests of shareholders. Only employees and consultants that are not eligible for RSUs in their local jurisdiction are eligible under the PSU plan. No PSUs shall be paid out or settled by the issuance or provision of shares or any other securities of the Corporation. Each PSU awarded

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conditionally entitles the participant to receive the cash equivalent of the closing market value of the units upon the attainment of the PSU vesting criteria.

The number of RSUs granted to the NEOs in 2015 was as follows:

William Hunter	39,306
Jennifer Archibald	9,714
Sheila Grant	9,714
Hugues Sachot (1)	9,714
David McMasters	9,714

(1)	Employees residing in France were awarded PSUs in compliance with local employment regulations.

Compensation Risk Review

The Compensation Committee has reviewed the Corporation’s compensation policies and practices and considered whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to the material risks to the Corporation or otherwise affect the risks faced by the Corporation, and management of those risks. The Compensation Committee intends to conduct such a review on an annual basis.

The mandate of the Board includes, as part of its ongoing stewardship functions, identifying and documenting the financial risks and other risks the Corporation must face in the course of its business, and ensuring that such risks are appropriately managed, and that appropriate processes for risk assessment, management and internal control are in place. In connection with its review, the Compensation Committee considers the financial and other risks identified by the Board, as well as the Corporation’s internal controls and other policies and practices for management of such risks and, in particular, considers whether there may be any risks arising from the Corporation’s compensation policies and practices that may reasonably be likely to have a material effect on the Corporation.

The Compensation Committee believes that the Corporation’s compensation policies and practices encourage and reward prudent and responsible actions and appropriate risk taking over the long term to increase shareholder value, and should not lead to irresponsible or excessive risk taking which may have potential to increase short term revenues or profits at the expense of achieving the Corporation’s long-term strategic goals and objectives. The Compensation Committee has concluded that any risks arising from the Corporation’s employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee will periodically reassess risk if compensation policies should change as a result of business needs.

As part of its consideration and deliberations, the Compensation Committee considered, among other things, the following:

•	The role and responsibilities of senior management in risk assessment, risk management and internal controls.

•	The role of the Board in identifying the risks the Corporation faces and ensuring that such risks are appropriately managed.

•	The corporate and personal objectives that are considered and assessed as part of the determination of the amount of the annual incentive amount for executive officers and whether such objectives are likely to motivate executives and employees to take appropriate and responsible risks which are consistent with long-term growth of the Corporation, and not encourage irresponsible or excessive risks which have the potential to increase short term revenues or profits at the expense of achieving the Corporation’s long-term strategic goals and objectives.

•	The extent to which the Corporation’s compensation policies and practices include effective risk management and regulatory compliance as part of the performance metrics used in determining compensation. As discussed above, risk assessment and risk management are included as part of the Compensation Committee’s assessment of performance of executive officers for purposes of determining the annual incentive value to which executive officers may be entitled, and in exercising discretion in determining the amounts of such annual incentive values.

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•	The extent to which the Corporation’s compensation expense to executive officers is a significant percentage of the Corporation’s revenues.

•	The extent to which incentive compensation may be awarded by the Corporation upon accomplishment of tasks where risks to the Corporation from such tasks may extend over a significantly longer time period.

•	The extent to which the Corporation’s executive compensation policies and practices may reward short-term rather than long-term objectives.

•	The maximum annual incentive value that senior executives are entitled to receive, subject to and in the discretion of the Compensation Committee and Board.

•	Policies and practices the Corporation uses to identify and mitigate compensation policies and practices that could encourage executive officers and other employees to take inappropriate or excessive risks, including the Corporation’s executive compensation clawback policy.

Executive Compensation Clawback Policy

In April 2010, the Board adopted a policy pursuant to which, in the event the Corporation’s financial results as reflected in previously issued financial statements are required to be materially restated and the Compensation Committee or the Board determines that the need for the restatement was caused or substantially caused by fraud or misconduct of one or more executives of the Corporation, the Compensation Committee or the Board will review all performance-based incentive compensation awarded to executives that are attributable to performance during the period or periods restated, and determine whether the restated results would have resulted in the same performance-based compensation for the executives. If not, the Compensation Committee or the Board may, in its discretion, subject to applicable law, considering the facts and circumstances surrounding the restatement and other facts or circumstances the Compensation Committee or the Board considers appropriate, direct that the Corporation seek to recover all or a portion of cash incentive bonus payments made to one or more executives in respect of any financial year in which the Corporation’s financial results are negatively affected by such restatement. In addition, the Compensation Committee or the Board may, in those circumstances, in its discretion, withhold future awards of incentive compensation that might otherwise be awarded to the executives.

Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2010 to December 31, 2015 (the Corporation’s most recent financial year end). All dollar amounts are reflected in Canadian dollars.

Year End	2010	2011	2012	2013	2014	2015

COM	$100.00	$42.01	$6.11	$21.00	$33.48	$34.89
S&P/TSX Composite Index	$100.00	$88.93	$92.49	$101.33	$108.85	$96.78

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The trend in overall compensation paid to the NEOs over the past five years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Corporation has not included market price targets of the Common Shares as a component of the Corporation’s executive compensation program and strategy.

Compensation of Executive Officers

The following table provides a summary of the total compensation earned during the years ended December 31, 2015, December 31, 2014 and December 31, 2013 for the each of the Corporation’s NEOs.

Summary Compensation Table(1)

					Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary ($)	Share- based awards ($)(2)	Option- based awards ($)(3)	Annual incentive plans ($)(4)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
William L. Hunter President and Chief Executive Officer(5)	2015	669,500	399,534	684,962	468,650	Nil	Nil	Nil	2,222,646
	2014	650,000	Nil	472,236	520,000	Nil	Nil	Nil	1,642,236
	2013	508,333	Nil	192,741	588,000	Nil	Nil	Nil	1,289,074
Jennifer Archibald Chief Financial Officer(6)	2015	325,000	98,740	172,294	91,000	Nil	Nil	Nil	687,034
	2014	275,000	Nil	118,059	96,250	Nil	Nil	Nil	489,309
	2013	250,150	Nil	14,456	95,000	Nil	Nil	Nil	359,606
Sheila M. Grant Chief Operating Officer(7)	2015	290,000	98,740	172,294	81,200	Nil	Nil	Nil	642,234
	2014	240,000	Nil	118,059	55,500	Nil	Nil	Nil	413,559
	2013	220,327	Nil	124,168	85,000	Nil	Nil	Nil	429,495
Hugues Sachot Senior Vice President, Sales(8)	2015	425,460	98,740	195,050	119,129	Nil	Nil	Nil	838,379
	2014	294,617	Nil	100,836	112,642	Nil	Nil	Nil	508,095
	2013	264,597	Nil	234,964	160,635	Nil	Nil	Nil	660,196
David McMasters Corporate General Counsel(9)	2015	383,610	98,740	195,050	107,411	Nil	Nil	Nil	784,811
	2014	248,513	Nil	112,644	71,793	Nil	Nil	Nil	432,950
	2013	205,980	Nil	11,564	74,668	Nil	Nil	Nil	292,212

Notes:

(1)	All dollar amounts in the Summary Compensation Table and footnotes are reflected in Canadian dollars. The average rates of exchange used to convert U.S. dollar amounts to Canadian dollar amounts for the respective fiscal years were: 2015 – 1.2787 ; 2014 -1.1045 ; 2013 – 1.0299.

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(2)	Share-based awards represent the fair value of RSUs granted in the year under the Restricted Share Unit Plan. The fair value of the RSUs is calculated as the number of RSUs granted multiplied by the grant date fair market value. The cost is amortized straight-line rateably over the life of the grant.

(3)	Option-based awards represent the fair value of stock options granted in the year under the Incentive Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. Under this method, the weighted average fair value of stock options granted to the NEOs in 2015 was $5.92; 2014 - $5.06; 2013 - $1.48 using the following assumptions:

	2015	2014	2013
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	77.2%	88.1%	80.7%
Risk-free interest rate	0.6%	1.0%	1.2%
Expected life of options (in years)	3.3	3.0	3.7

There is no dividend yield because the Corporation does not pay, and does not intend to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation accordingly.

(4)	Non-equity annual incentive plan compensation relates to discretionary cash bonuses that were granted to NEOs for the respective fiscal years. The NEOs have elected to defer the payout of their 2015 discretionary cash bonuses to a later date to be determined by the Compensation Committee.

(5)	Dr. Hunter was appointed interim Chief Executive Officer of the Corporation on July 3, 2012 and Chief Executive Officer of the Corporation on a full-time basis in March 2013. He served on the Board of Directors as an independent director until his appointment as interim Chief Executive Officer on July 3, 2012 and has served since that time as a non-independent director. Dr. Hunter did not receive any fees relating to his position as a director in 2013, 2014 or 2015.

(6)	Ms. Archibald was appointed Chief Financial Officer on September 20, 2012.

(7)	Ms. Grant was appointed Chief Operating Officer on March 26, 2013.

(8)	Mr. Sachot was appointed an Officer of the Corporation on June 22, 2015.

(9)	Mr. McMasters was appointed Corporate General Counsel on November 1, 2012, devoting 50% of his business time to perform his duties. His base compensation effective January 1, 2013 was U.S.$200,000 per year pursuant to a consulting arrangement. Effective January 1, 2014, Mr. McMasters’ compensation was increased to U.S.$225,000. Effective January 1, 2015, Mr. McMasters’ compensation was increased to U.S.$300,000.

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Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each NEOs, all of the option-based and share-based grants and awards outstanding on December 31, 2015.

	Option-based awards			Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options as at Dec. 31, 2015 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
William L. Hunter	3,000	18.25	9/12/2016	Nil	39,306	437,476	Nil
	200,000(1)	2.45	7/3/2017	1,736,000	Nil	Nil	Nil
	200,000(1)	1.65	3/20/2018	1,896,000	Nil	Nil	Nil
	100,000(1)	8.23	8/13/2019	290,000	Nil	Nil	Nil
	130,000(1)	10.35	3/26/2020	101,400	Nil	Nil	Nil
Jennifer Archibald	760	18.25	9/12/2016	Nil	9,714	108,117	Nil
	50,000	1.70	8/8/2017	471,500	Nil	Nil	Nil
	15,000	1.65	3/20/2018	142,200	Nil	Nil	Nil
	25,000	8.23	8/13/2019	72,500	Nil	Nil	Nil
	32,700	10.35	3/26/2020	25,506	Nil	Nil	Nil
Sheila M. Grant	5,000	24.70	3/13/2016	Nil	9,714	108,117	Nil
	20,000	1.70	12/11/2017	188,600	Nil	Nil	Nil
	40,000	5.10	11/20/2018	241,200	Nil	Nil	Nil
	25,000	8.23	8/13/2019	72,500	Nil	Nil	Nil
	32,700	10.35	3/26/2020	25,506	Nil	Nil	Nil
Hugues Sachot	10,000	1.65	3/20/2018	94,800	9,714	108,117	Nil
	40,000	5.10	11/20/2018	241,200	Nil	Nil	Nil
	15,000	8.23	8/13/2019	43,500	Nil	Nil	Nil
	32,700	10.35	3/26/2020	25,506	Nil	Nil	Nil
David McMasters	35,000	1.70	12/11/2017	330,050	9,714	108,117	Nil
	12,000	1.65	3/20/2018	113,760	Nil	Nil	Nil
	20,000	8.23	8/13/2019	58,000	Nil	Nil	Nil
	32,700	10.35	3/26/2020	25,506	Nil	Nil	Nil

(1)	Represents options granted to Dr. Hunter in his capacity as President and Chief Executive Officer. All other options were granted while he was acting in the capacity of an independent director.

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Value Vested or Earned During Fiscal 2015

The following table sets forth, for each NEO, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the year ended December 31, 2015.

Name	Option-based awards – Value vested during 2015 ($)	Share-based awards – Value vested during 2015 ($)	Non-equity incentive plan compensation - Value earned during 2015 ($)
William L. Hunter	746,921	Nil	468,650
Jennifer Archibald	143,900	Nil	91,000
Sheila M. Grant	122,234	Nil	81,200
Hugues Sachot	110,357	Nil	119,129
David McMasters	176,052	Nil	107,411

Pension Plan Benefits

The Corporation does not provide retirement benefits for directors and officers.

Employment Contracts with Named Executive Officers

The Corporation has entered into employment agreements with each of the NEOs listed below.

William Hunter

On July 3, 2012, Dr. William Hunter was appointed interim Chief Executive Officer and President of the Corporation and was to devote his best efforts and at least 60% of all of his business time to the performance of his duties. In March 2013, Dr. Hunter was appointed full-time President and Chief Executive Officer. With this appointment, Dr. Hunter’s annual salary was increased to $550,000. In addition, Dr. Hunter was granted 150,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant, and 50,000 incentive stock options which will vest only if certain performance condition is met. Effective January 1, 2014, Dr. Hunter’s annual salary was increased to $650,000. In August 2014, Dr. Hunter was granted 100,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Under an employment agreement dated January 1, 2015, Dr. Hunter’s annual salary was increased to $669,500 CAD. In 2015, Dr. Hunter was granted 130,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Dr. Hunter is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Dr. Hunter are met. He is entitled to six weeks of paid vacation each year. Dr. Hunter’s salary is reviewed annually by the Corporation.

Jennifer Archibald

Ms. Archibald was appointed Chief Financial Officer of the Corporation on September 20, 2012. Under an employment agreement dated January 1, 2013, Ms. Archibald’s annual salary was increased to $250,000. Effective January 1, 2014, Ms. Archibald’s annual salary was increased to $275,000. On January 1, 2015, Ms. Archibald’s annual salary was increased to $325,000. Ms. Archibald received grants of 15,000, 25,000 and 32,700 incentive stock options in 2013, 2014 and 2015, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Ms. Archibald is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Ms. Archibald are met. She is entitled to six weeks of paid vacation each year. Ms. Archibald’s salary is reviewed annually by the Corporation.

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Sheila Grant

Under an employment arrangement between the Corporation and Sheila Grant, Ms. Grant was appointed Chief Operating Officer of the Corporation on March 26, 2013, devoting 80% of her business time to perform her duties, in consideration for an annual salary of $228,000. Effective January 1, 2014, Ms. Grant’s annual salary was increased to $240,000 and on January 1, 2015, Ms. Grant’s annual salary was increased to $290,000 CAD. Ms. Grant received grants of 40,000, 25,000 and 32,700 incentive stock options in 2013, 2014 and 2015, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Ms. Grant is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Ms. Grant are met. She is entitled to six weeks of paid vacation each year. Ms. Grant’s salary is reviewed annually by the Corporation.

Hugues Sachot

On December 31, 2013, Hugues Sachot was appointed Senior Vice President, International. Prior to this, under a contracting agreement with the Corporation, Mr. Sachot received EUR 15,000 a month from January 1, 2013 to April 17, 2013. After which date, he received an annualized salary of EUR 200,000. Under an amended agreement dated December 31, 2013, Mr. Sachot’s salary increased to an annualized amount of EUR 280,000 and he was entitled to a signing bonus and an annual discretionary performance bonus. Effective January 1, 2015, Mr. Sachot’s salary was increased to EUR 300,000. Mr. Sachot received total grants of 50,000, and 15,000 incentive stock options in 2013 and 2014, respectively, which vest over four years on the last day of each month in equal instalments, commencing from the date of grant. In 2015, Mr. Sachot received a grant of 32,700 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. Sachot is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Mr. Sachot are met. Mr. Sachot’s salary is reviewed annually by the Corporation.

David McMasters

On November 1, 2012, Mr. McMasters was appointed Corporate General Counsel. Effective January 1, 2013, Mr. McMasters’ compensation was increased to U.S. $200,000 and effective January 1, 2014, Mr. McMasters’ annual compensation was increased to U.S. $225,000. On January 1, 2015, Mr. McMasters’ annual salary was increased to U.S. $300,000. Mr. McMasters received grants of 12,000, 20,000 and 32,700 incentive stock options in 2013, 2014 and 2015, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. McMasters is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Mr. McMasters are met. He is entitled to six weeks of paid vacation each year. Mr. McMasters’s salary is reviewed annually by the Corporation.

Estimated Termination Payments

Dr. Hunter, Ms. Archibald, Ms. Grant and Mr. McMasters have employment agreements with indefinite terms and may be terminated by them upon at least 60 days’ written notice, in which case they will be entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. Should their employment be terminated by the Corporation without cause, they are entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. In addition, they are entitled to a lump sum severance payment equal to 24 months of salary and one year’s bonus, along with amounts for benefits. Following a change of control of the Corporation, if their employment is terminated by the Corporation for any reason other than for just cause, or, is terminated by Dr. Hunter, Ms. Archibald, Ms. Grant and Mr. McMasters for good reason, as defined by the employment agreement, they are entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. In addition, they are entitled to a lump sum severance payment equal to 24 months of salary and three year’s bonus, along with amounts for benefits. In all cases, except for termination with cause, all unvested stock options held by Dr. Hunter, Ms. Archibald, Ms. Grant and Mr. McMasters will vest immediately on their last day of employment.

Mr. Sachot’s agreement has an indefinite term and may be terminated by Mr. Sachot upon at least 90 days’ written notice. Should Mr. Sachot’s agreement be terminated by the Corporation without cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to 12 months of salary and all unvested stock options held by Mr. Sachot will vest pursuant to an accelerated schedule over 12 months. Following a change of control of the Corporation, if Mr. Sachot’s agreement is terminated by the Corporation for any reason other than for just cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In

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addition, he is entitled to a lump sum severance payment equal to twelve months of salary and all unvested stock options held by Mr. Sachot will vest immediately on his last day of employment.

The table below reflects amounts that would have been payable to each NEO if his or her employment had been terminated on December 31, 2015 either (i) without cause or (ii) following or in connection with a change of control.

	Termination Without Cause			Termination Following Change of Control(1)
Name	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)
William Hunter	1,817,883	779,543	48,000	3,156,883	779,543	72,000
Jennifer Archibald	744,083	64,824	48,000	1,004,083	64,824	72,000
Sheila M. Grant	653,900	123,727	48,000	885,900	123,727	72,000
Hugues Sachot	425,460(3)	184,902	-	425,460(3)	184,902	-
David McMasters	861,631(4)	55,490	61,378(4)	1,168,519(4)	55,490	92,066(4)

Notes:

(1)	Represents the amount each NEO would be entitled to receive if his or her employment with the Corporation was terminated upon completion of a change of control.
(2)	Represents the value of unvested in-the-money options that will vest upon termination of employment as at December 31, 2015.
(3)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = Cdn $1.4182, being the annual average of the Bank of Canada rates for 2015
(4)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.2787, being the annual average of the Bank of Canada rates for 2015.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements

The Corporation maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$30,000,000 annual protection against liability (less a deductible of up to US$500,000 payable by the Corporation depending on the nature of the claim). The annual premium paid by the Corporation for this insurance is US$420,500. The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporations Act.

Compensation of Directors

Director Compensation Table

For the most recently completed fiscal year, each non-management director of the Corporation received total compensation for services provided to the Corporation in his or her capacity as director and/or consultant and/or expert as follows:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
W. James O’Shea(1)	93,142	Nil	81,798(2)	Nil	Nil	Nil	174,940
Harold H. Shlevin(3)	103,524	Nil	58,427(2)	Nil	Nil	Nil	161,951
Richard M. Glickman(4)	158,266	Nil	72,578(5)	Nil	Nil	Nil	230,844
Mark H. Corrigan(6)	31,826	Nil	81,798(2)	Nil	Nil	Nil	113,624
Arthur H. Willms(7)	35,427	Nil	100,000(5)	Nil	Nil	Nil	135,427
Robert J. Meyer	4,423	Nil	94,306(8)	Nil	Nil	Nil	94,729

Notes:

(1)	Chairman of the Board.

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(2)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Black-Scholes valuation factor ($5.84). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(3)	Chair of the Compensation Committee.
(4)	Lead Independent Director.
(5)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Black-Scholes valuation factor ($7.26). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(6)	Chair of the Governance and Nominating Committee.
(7)	Chair of the Audit Committee.
(8)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Black-Scholes valuation factor ($9.34). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.

Effective January 2014, the Board, based on a recommendation of the Compensation Committee, increased the annual retainer fee payable to non-management directors, other than the Chair of the Board and the Lead Independent Director, for acting as board members from US$20,000 to US$25,000 and increased the annual retainer payable to the Chair of the Board and the Lead Independent Director from US$50,000 to US$75,000. The additional annual retainer for each of the Chairs of the Audit Committee and GNC Committee was increased from US$17,000 to US$25,000. The Board also increased the amount non-management directors are entitled to receive per teleconference Board or committee meeting from US$1,000 to US$1,500 and for each Board or committee meeting attended in person from US$2,000 to US$3,000.

Effective June 2014, the GNC Committee was separated into the Compensation Committee and the GN Committee upon the appointment of a sixth director. The annual retainer payable to the Chair of the Compensation Committee was US$25,000 and the annual retainer payable to the Chair of the GN Committee was US$15,000.

In granting options to non-management directors, the Board determines the number of Common Shares which the Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model. As part of the amendments to the Incentive Stock Option Plan approved by the Board in March 2010 and by the shareholders of the Corporation in May 2010, an additional limitation was added to the Incentive Stock Option Plan limiting the value of options granted to any individual non-employee director of the Corporation within any calendar year to a maximum of $100,000.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director of the Corporation, all of the option-based and share-based awards outstanding on December 31, 2015.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options as at Dec. 31, 2015 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
W. James O’Shea	19,974	8.23	8/13/2019	57,925	Nil	Nil
	14,000	11.66	6/22/2020	Nil	Nil	Nil
Harold H. Shlevin	3,000	18.25	9/12/2016	Nil	Nil	Nil
	22,000	1.70	8/8/2017	207,460	Nil	Nil
	15,000	5.10	11/20/2018	90,450	Nil	Nil
	10,000	11.66	6/22/2020	Nil	Nil	Nil
Richard M. Glickman	3,000	18.25	9/12/2016	Nil	Nil	Nil
	22,000	1.70	8/8/2017	207,460	Nil	Nil
	15,000	5.10	11/20/2018	90,450	Nil	Nil
	10,000	11.66	6/22/2020	Nil	Nil	Nil
Mark H. Corrigan	14,000	11.66	6/22/2020	Nil	Nil	Nil
Arthur H. Willms	14,000	11.66	6/22/2020	Nil	Nil	Nil
Robert J. Meyer	10,100	12.45(1)	9/25/2020	Nil	Nil	Nil

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Notes:

(1)	Stock option was granted in U.S dollars and converted to Canadian dollars at the average rate of 1.2787.

Value Vested or Earned During 2015 Financial Year

The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve month period ended December 31, 2015.

Name	Option-based awards – Value vested during 2015 ($)	Share-based awards – Value vested during 2015 ($)	Non-equity incentive plan compensation – Value earned during 2015 ($)
W. James O’Shea	27,948	Nil	Nil
Richard Glickman	46,423	Nil	Nil
Harold H. Shlevin	46,423	Nil	Nil
Mark H. Corrigan	28	Nil	Nil
Arthur H. Willms	28	Nil	Nil
Robert J. Meyer	Nil	Nil	Nil

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2015 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	Options - 1,472,597 RSUs – 132,108	Options - $5.88 RSUs - nil	Options – 1,045,820 RSUs – 371,575
Equity compensation plans not approved by securityholders	–	–	–
Total	Options - 1,472,597 RSUs – 132,108	Options - $5.88 RSUs - nil	Options – 1,045,820 RSUs – 371,575

Incentive Stock Option Plan

The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended or re-approved in May 2002, May 2004, June 2005, June 2006, September 2007, May 2010, June 2013 and June 2014. Pursuant to the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer of the Corporation, provided the Chief Executive Officer at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries.

On June 16, 2014, shareholders approved an amendment to the Incentive Stock Option Plan (the “Amended Plan”) whereby the maximum number of shares available for issue under the Amended Plan is a rolling number equal to 12.5% of the issued

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Common Shares outstanding at the time of grant. Under the Amended Plan, the maximum number of stock options issuable to insiders continues to be restricted to 10% of the issued and outstanding common shares of the Company.

As at May 18, 2016, options to purchase an aggregate of 1,466,657 Common Shares, representing approximately 6.7% of the issued and outstanding Common Shares on a fully diluted basis (7.2% on a non-diluted basis), are outstanding and unexercised. The remaining number of Common Shares available to be issued pursuant to options granted from and after May 18, 2016 is 1,077,949, representing approximately 5.0% of the issued and outstanding Common Shares on a fully diluted basis (5.3% on a non-diluted basis).

Subject to the provisions of the Incentive Stock Option Plan, the Board or the Chief Executive Officer of the Corporation has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Incentive Stock Option Plan. The Board or the Chief Executive Officer of the Corporation establishes the exercise price of options granted under the Incentive Stock Option Plan at the time of grant, which price must be not less than the closing price of the Common Shares on the TSX on the date immediately preceding the date of the grant. Eligible persons granted options under the plan (“Participants”) may receive options on more than one occasion and may receive options having different terms on the same date.

The Board or the Chief Executive Officer of the Corporation establishes the vesting terms of options at the time of grant. Prior to 2012, options granted to officers, employees, consultants and contractors generally vest over four years, as to 25% at the end of each 12-month period commencing from the date of the grant of the options. For options granted in 2012 or subsequent, options granted to officers, employees, consultants and contractors generally vest over three years, or over the contract term for contracts with duration of less than three years, on the last day of each month in equal instalments, commencing from the date of grant. The vesting periods for options granted to officers and certain key individuals may also be accelerated if certain performance conditions are met. Options granted to each non-executive director upon becoming a director of the Corporation vest over three years, with 25% vesting immediately and 25% vesting at the end of each 12-month period commencing from the date of the grant of the options. Thereafter, annual option grants made to non-executive directors vest immediately upon grant. In 2012, non-executive directors also received an additional grant, 20% of which vested on the grant date, with the remaining vesting over four years, or 20% at the end of each 12-month period commencing from the date of the grant. All options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Corporation. Future options may be granted on similar terms or such other terms as the Board or the Chief Executive Officer of the Corporation may determine at the time of the grant, except all future options must be exercised not later than five years from the date of grant (subject to extension pursuant to the terms of the Incentive Stock Option Plan for options that would otherwise expire during a blackout period).

The maximum number of Common Shares which may be reserved for issuance under options to an individual Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the plan or other share based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of options to insiders under the Incentive Stock Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to insiders under all securities based compensation arrangements within a one-year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; (iii) the maximum number of Common Shares which may be issued to any one insider under the Incentive Stock Option Plan within a one-year period is 5% of the Outstanding Issue; (iv) the maximum number of Common Shares which may be reserved for issuance under options granted to non-employee directors is 0.9% of the Outstanding Issue; and (v) the value of options granted to any individual non-employee director of the Corporation within any calendar year may not exceed $100,000.

Options granted under the Incentive Stock Option Plan prior to July 27, 2007 must be exercised no later than six years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation and options granted under the Incentive Stock Option Plan after July 27, 2007 must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Options may be exercised on a basis whereby the option holder receives the intrinsic value of the exercised options (the difference between the aggregate market price of the Common Shares underlying the exercised options and the aggregate exercise price of the Common Shares underlying the exercised options) in the form of Common Shares issued from treasury. In addition, option holders have a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, to surrender options and receive the intrinsic value of the surrendered options (the difference between the aggregate market price of the Common Shares

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underlying the surrendered options and the aggregate exercise price of the Common Shares underlying the surrendered options) in cash.

Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Incentive Stock Option Plan, the Chief Executive Officer of the Corporation): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participants is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) if a Participant dies prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within twelve months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such options is automatically extended until the tenth business day following the end of the trading blackout period.

If a Participant is a U.S. citizen or resident, the Incentive Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Incentive Stock Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Incentive Stock Option Plan fixes the maximum number of options that may be issued as incentive stock options at 575,000. The number of Common Shares issuable pursuant to options granted under the Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Board may amend, suspend or terminate the Incentive Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Incentive Stock Option Plan requires shareholder approval for the following amendments to the Incentive Stock Option Plan or options granted under the Incentive Stock Option Plan to:

(i)	increase the number of Common Shares that can be issued under the Incentive Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Incentive Stock Option Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;

(ii)	reduce the exercise price or purchase price of outstanding options (including cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person);

(iii)	extend the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amend the Incentive Stock Option Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;

(iv)	if at any time the Incentive Stock Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand of the class of eligible recipients of options under the Incentive Stock Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(v)	expand of the transferability or assignability of options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(vi)	amend the Incentive Stock Option Plan to increase any maximum limit of the number of securities that may be:

(a)	issued to insiders of the Corporation within any one year period, or

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(b)	issuable to insiders of the Corporation at any time;

which may be specified in the Incentive Stock Option Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)	if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan or, if the Incentive Stock Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Incentive Stock Option Plan reserve; and

(viii)	change the amendment provisions of the Incentive Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares of other securities reserved for issuance pursuant to the Incentive Stock Option Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Incentive Stock Option Plan in accordance with the section or sections of the Incentive Stock Option Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consideration of the Corporation.

Under the Incentive Stock Option Plan, the Board has authority to make without shareholder approval all other amendments to the Incentive Stock Option Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Incentive Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Incentive Stock Option Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to Participants or, if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, adding or amending provisions relating to a cashless exercise which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Incentive Stock Option Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Incentive Stock Option Plan or any option may be made that will materially prejudice the rights of any Participant under any option previously granted to the Participant without the consent by such Participant.

Restricted Share Unit Plan

The RSU Plan was approved by shareholders of the Corporation on May 9, 2014. Pursuant to the RSU Plan, the Board may, in its discretion, award RSUs to directors, employees and eligible consultants of the Corporation or any of its subsidiaries. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. In addition, the Chief Executive Officer of the Corporation, provided the Chief Executive Officer at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, award RSUs to employees of the Corporation or any of its subsidiaries.

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

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Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined below) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury (subject to the shareholder approval being sought at this Meeting), by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Corporation). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetic average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Corporation. All unvested or expired RSUs are available for future grants.

RSUs may be granted in accordance with the RSU Plan, provided the aggregate number of Common Shares that may be issued upon the payout of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 2.5% of the number of issued and outstanding Common Shares from time to time. There are 130,441 RSUs outstanding as of the date of this information circular.

The RSU Plan provides that the maximum number of Common Shares issuable to Insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares of the Corporation. In addition, the maximum number of Common Shares issued to Insiders under the RSU Plan, together with any Common Shares issued to Insiders pursuant to any other security-based compensation arrangement of the Corporation within any one year period, will not exceed 10% of the total number of outstanding Common Shares of the Corporation.

Unless otherwise determined by the Corporation in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Corporation’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion. Vested RSUs will be paid out in accordance with their terms. All forfeited RSUs are available for future grants.

RSUs are not assignable or transferable other than by operation of law or upon death pursuant to will or the laws of descent and distribution.

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c) to change the vesting provisions of RSUs;

(d) to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e) to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f) any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g) no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h) shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

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(i) an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii) an extension of the expiry date for RSUs granted to Insiders under the RSU Plan;

(iii) other types of compensation through Common Share issuance;

(iv) expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v) the addition of new categories of participants, other than as already contemplated in the RSU Plan.

No amendment of the RSU Plan or any RSU may be made that will materially prejudice the rights of any participant under any RSU previously granted to the participant without the consent by such participant.

Indebtedness of Directors and Executive Officers

No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

OTHER INFORMATION

Interest of Informed Persons in Material Transactions

Other than as set out herein, none of the directors or officers of the Corporation, no director or officer of a company that is itself an informed person or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction, directly or indirectly, over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Schedule “A”. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to NI 52-110 can be located in the Corporation’s Annual Information Form dated March 29, 2016.

Shareholder Proposals

Shareholder proposals to be considered at the 2017 annual general meeting of the shareholders of the Corporation must be received at the principal offices of the Corporation no later than January 31, 2017 in order to be included in the information circular and form of proxy for such annual general meeting.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

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The Corporation will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2015 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting held on June 22, 2015. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information. The Corporation may be contacted at telephone (604) 677-6905, or toll-free 1-800-330-9928, by fax: (604) 677-6915, by mail: Investor Relations, 1441 Creekside Drive, 6th floor, Vancouver, British Columbia V6J 4S7, or by e-mail: ir@cardiome.com.

If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.

Approval of Information Circular

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Vancouver, British Columbia, this 18th day of May 2016.

“W. James O’Shea”

By Order of the Board of Directors

W. James O’Shea
Chairman

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SCHEDULE A – CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure on the Audit Committee of Cardiome Pharma Corp. (the “Corporation”) required by NI 52-110 can be located in the Corporation’s Annual Information Form dated March 27, 2015 at www.sedar.com.

General

The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and NI 52-110.

Board of Directors

The Board of Directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation’s Board is currently composed of seven directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent
Mark H. Corrigan	Yes
Richard M. Glickman	Yes
William L. Hunter	No
Robert J. Meyer	Yes
W. James O’Shea	Yes
Harold H. Shlevin	Yes
Arthur H. Willms	Yes

The following table outlines other reporting issuers that Board members are directors of:

Board Member	Reporting Issuer
Mark H. Corrigan	Epirus Biopharmaceuticals Inc.
Richard M. Glickman	Aurinia Pharmaceuticals, ESSA Pharma Inc.
William L. Hunter	Epirus Biopharmaceuticals Inc., Rex Bionics Plc.
Robert J. Meyer	-
W. James O’Shea	BTG Plc, Prostrakan Group Plc, Ocular Therapeutics, Trevi Therapeutics
Harold H. Shlevin	-
Arthur H. Willms	Naikun Wind Energy Group Inc., 2010 Games Operating Trust, Advanced Applied Physics Solutions, Pacific Autism Family Centre Foundation.

W. James O’Shea served as Chair of the Board. The role of the Chair is to provide leadership to the Board in discharging its mandate and also assist the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Corporation’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of the Corporation, particularly with respect to matters of strategic significance to the Corporation. The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors.

The Board has appointed Richard Glickman as lead independent director in order to ensure appropriate leadership for the independent directors. As lead independent director, Dr. Glickman’s role is to act as a liaison between the Chair of the Board and the independent directors, assist with ensuring that the Corporation complies with its corporate governance policies and provide supervision of management.

The following table illustrates the attendance record of each director for all Board meetings held in 2015.

Board Member	Meetings Attended
Mark H. Corrigan	5 out of 8(1)
Richard M. Glickman	8 out of 8
William L. Hunter	7 out of 8
Robert J. Meyer	2 out of 8(2)
W. James O’Shea	8 out of 8
Harold H. Shlevin	8 out of 8
Arthur H. Willms	5 out of 8(1)

Notes:

(1)	Dr. Corrigan and Mr. Willms were appointed as directors in June 2015. There were five Board meetings after Dr. Corrigan’s and Mr. Willms’ appointments and they attended all five meetings.
(2)	Dr. Meyer was appointed as a director in August 2015. There were two Board meetings after Dr. Meyer’s appointment and he attended both meetings.

The independent directors of the Board do not hold regularly scheduled meetings at which non-independent directors and members of management are not present. The Chairman encourages open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Board Mandate

The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix A.

Position Descriptions

The Board has adopted and approved written position descriptions for the Chair of the Board and the Chairs of each of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee (the “GN Committee”).

The Chief Executive Officer of the Corporation also has a written position description that has been approved by the Board.

Board of Directors Tenure

The Board has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals nominated for election as directors as it does not believe that such a limit is in the best interests of the Corporation at this time. The GN Committee annually reviews the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives.

The GN Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Gender Diversity

The Board has not adopted a written policy or set targets relating to the identification and nomination of women directors or executive officers as it does not believe that it is necessary in the case of the Corporation to have such written policy at this time. The Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. The Board believes that diversity is important to ensure that Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to diversity of perspective in the boardroom and in senior management roles.

Each year, the GN Committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The GN Committee aims to maintain the composition of the Board in a way that provides the best mix of skill and experience to guide the Corporation’s long-term strategy and ongoing business operations.

Currently the Corporation has no female board members and two female executive officers, representing 33% of the Corporation’s executive officers.

Orientation and Continuing Education

It is the mandate of the GN Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

With respect to the continuing education of directors, the GN Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and contractors for the Corporation are expected to abide by the Code. The Code is disclosed on the Corporation’s website at: www.cardiome.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.

Nomination of Directors

It is the mandate of the GN Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the GN Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the GN Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the GN Committee are independent in accordance with the mandate of the GN Committee.

Compensation

The Compensation Committee is responsible for board compensation, establishment of salaries of executive management and senior staff and employee-employer relations. The Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the Chief Executive Officer of the Corporation on an annual basis and the issuance of stock options to employees, consultants and directors. The Compensation Committee is also responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers, the compensation policy of the Corporation (including internal structure, annual review and relationship to market levels and changes) and any significant changes in the Corporation’s benefit plan and human resources policies. The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information. The Compensation Committee annually reviews the Corporation’s compensation policies and practices to consider whether they are aligned with the Corporation’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether these policies or practices might present or could give rise to material risks to the Corporation, or otherwise affect the risks faced by the Corporation and management of those risks.

Further information pertaining to the compensation of directors and officers can be found in this Information Circular under the heading “Statement of Executive Compensation”.

Assessments

It is the Board’s mandate, in conjunction with the GN Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management. It is the responsibility of the GN Committee to assess the Corporation’s contingency plan for management succession.

APPENDIX A – BOARD MANDATE

CARDIOME PHARMA CORP.

“A committed, cohesive and effective board adds value, first and foremost, by selecting the right chief executive officer for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”

Source: Beyond Compliance: Building a Governance Culture - Final Report issued by Joint Committee on Corporate Governance.

Purpose

The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.

2.	Appointments to the Board will be reviewed on an annual basis. The Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

5.	The Board will meet as required, but at least once quarterly.

6.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

7.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(i)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(ii)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

8.	The Board will:

(i)	adopt a strategic planning process and approve a strategic plan each year; and

(ii)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

Risk Management and Ethics

9.	The Board will:

(i)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(ii)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(iii)	adopt a disclosure policy.

Supervision of Management

10.	The Board will:

(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(ii)	ensure that the CEO is appropriately managing the business of the Corporation;

(iii)	ensure appropriate succession planning is in place;

(iv)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;

(v)	consider and approve major business initiatives and corporate transactions proposed by management; and

(vi)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

11.	The Board will:

(i)	develop a process for the orientation and education of new members of the Board;

(ii)	support continuing education opportunities for all members of the Board;

(iii)	in conjunction with the Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(iv)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(v)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(vi)	disclose on an annual basis the mandate, composition of the board and its committees.

Approved: December 13, 2010